Exhibit 99.1

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on March 3rd, 2011, deliberated about the proposals presented by management with regards to the payment of dividends for the fourth quarter of the fiscal year ended on December 31st, 2010. The amounts will be paid on March 24th, 2011 to stockholders of record on March 14th, 2011. The payments constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
METALÚRGICA GERDAU S.A.	R$	0.09
GERDAU S.A.	R$	0.06

Please note that shares acquired on March 15th, 2011, and thereafter, will be traded EX- DIVIDENDS.

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: acionistas@gerdau.com.br

Porto Alegre, March 3rd, 2011.

Osvaldo Burgos Schirmer

Executive Vice President

Investor Relations Director